Exhibit 99.32
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Bell Canada (the “Company”), does hereby certify, to such officer’s knowledge, that:
     the annual report on Form 40-F for the year ended December 31, 2005 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 10, 2006	(signed) Michael J. Sabia

Michael J. Sabia
Chief Executive Officer
Bell Canada

Dated: March 10, 2006	(signed) Siim A. Vanaselja

Siim A. Vanaselja
Chief Financial Officer
Bell Canada